[redacted]

02055700

SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

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October 30, 2002

SUPPL

RECD S.E.C.

OCT 30 2002

1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED

NOV 13 2002

THOMSON FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed two press releases dated October 29, 2002, the first announcing a presentation for Air France's 1st Half Results, the second announcing the signature of a draft agreement with the SNPL Pilot union.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 11/4

PADOCS01/215243.16

SKYTEAM

AIR FRANCE

Information

Invitation

Air France
will present its 2002-03 1st half results

on Tuesday 19th November 2002
at **3.00 p.m.** at

Butchers Hall
87 Bartholomew Close
London EC1A 7EB

The presentation will be followed by a cocktail

For those who cannot attend the analyst meeting,
the presentation will be simultaneously forecast
through an audio-web conference:

- Web site: **http://62.23.9.82/airfrance/H1** (password: AFRH1)
- Conference call number: **+ 44 (0) 20 8781 0563** (password: Air France)

A recording of the presentation will also be available
on Air France's web site (**www.airfrance-finance.com**) from 20th November 2002

Name: ....
Title: ....
Company: ....

☐ will attend
☐ will not attend
☐ will be represented by ....

Please return this coupon by fax or e-mail to:
Louise Blackmore
Gavin Anderson & Company
Fax: +44 (0) 20 7554 1499 – Tel: +44 (0) 20 7554 1455
E-mail: lblackmore@gavinanderson.co.uk

AIR FRANCE

Information

Roissy, 29 October 2002

A DRAFT AGREEMENT WITH THE SNPL PILOT UNION

A draft agreement between Air France and the SNPL, the majority pilot union, was reached on 26 October. Consequently, the strike notice given for the period from 1 to 4 November 2002 has been withdrawn.

This is a framework agreement covering the period from 2002 to 2006. It defines the conditions for the airline's development and fixes the scope of the pilots' employment conditions, together with their remuneration, over the same period. This agreement will give Air France the most flexible system in the industry in terms of the scope of employment.

CONTENT OF THE AGREEMENT

1. Scope of employment

The draft agreement will enable Air France to pursue its growth strategy with regard to alliances and partnerships, through code-sharing, franchising and leasing operations. This involves the chatering of aircraft seating less than 51 passengers, total freedom to operate routes outside France using other carriers and maintaining the scope clause for aircraft with less than 100 seats. In return, Air France undertakes to guarantee that the increase in flight hours for Air France pilots is at least equal to 55% of the Company's growth measured in ASK. This guarantee must ensure a growth rate of at least 9% in pilots' flight hours by the end of the 2005-06 financial year compared with 2002-03 (excluding effects of *force majeure*).

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

2. **Remuneration**

Over the next 3 years (2003-2004-2005), the pilots' pay scale will be pegged to inflation, thereby guaranteeing their annual purchasing power.

Furthermore, some specific items have been adjusted. They mainly concern:

- Improved pay for ab initio and cadet pilots during training and for subsequent in-service pilot training.
- Increased severance pay on retirement.
- Hourly pay calculated on the most favourable basis between the scheduled time and actual time by using a reference time which must lead to improved punctuality and savings generated by enhanced productivity.

FINANCIAL IMPACT OF THE AGREEMENT

For the current financial year, the application of this agreement should result in an increase in the pilots payroll of about 10 million euros.

For a full year, this increase should amount to about 20 million euros. The total payroll for Air France pilots for the 2001-02 financial year amounted to 685 million euros.

It is important to note that the increase in labour costs should be offset by the expansion of pilot share ownership with the possibility of a new, voluntary shares-for-wage concessions scheme.

DEVELOPMENT

This agreement will be submitted to the pilots for approval. A new multi-year social contract, which will supplement the long-term agreement signed in 1998, should facilitate the changeover to collective bargaining agreements. However, whatever happens, the clauses of the agreement signed on 26 October 2002 are now definitive and will apply during the period from 2002 to 2006.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com